FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 10, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Banro Corporation
1 First Canadian Place
Suite 7070, 100 King Street West
Toronto, Ontario M5X 1E3

Item 2 Date of Material Change

February 20, 2007

Item 3 News Release

The news release (the "News Release") was issued on February 20, 2007 through Canada NewsWire.

Item 4 Summary of Material Change

See item 5 below.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

Banro Corporation (the "Company" or "Banro") announced in the News Release further drilling results from the Company's wholly-owned Namoya project, located on the Twangiza-Namoya gold belt in the Democratic Republic of the Congo (the "DRC").

Assay results have been received from another 52 core holes drilled at Namoya, which concludes the 10,826 metre drilling program for 2006. These results are from holes drilled in the Mwendamboko, Kakula, Namoya Summit, Filon B, Seketi and Muviringu prospects which are located along the 2.5 kilometre long mineralized trend at Namoya.

Highlights include:

•	Hole NDD047 intersected 17.24 metres grading 3.09 g/t Au from 100.50 metres.
•	Hole NDD058 intersected 4.44 metres grading 15.85 g/t Au from 97.70 metres.
•	Hole NDD061 intersected 22.20 metres grading 7.75 g/t Au from 170.47 metres, including 9.12 metres grading 16.14 g/t Au from 182.30 metres.
•	Hole NDD066 intersected 10.39 metres grading 6.63 g/t Au from 129.34 metres.
•	Hole NDD079 intersected 11.41 metres grading 10.24 g/t Au from 209.35 metres.
•	Hole NDD092 intersected 8.00 metres grading 5.84 g/t Au from 80.70 metres.
•	Hole NDD093 intersected 32.1 metres grading 3.93 g/t Au from 115.15 metres, including 6.90 metres grading 10.66 g/t Au from 140.35 metres.
•	Hole NDD098 intersected 5.48 metres grading 10.74 g/t Au from 91.12 metres and 17.56 metres grading 3.51 g/t Au from 141.50 metres.

The objectives of the core drilling program at Namoya were to upgrade the project's remaining estimated Inferred Mineral Resource of 4,829,000 tons grading 3.76 g/t Au (see the Company's press release dated September 7, 2006), as well as find strike and down dip extensions to the known mineralization at the Mwendamboko, Kakula and Namoya Summit prospects. In addition, preliminary exploration, core drilling was carried out on the Muviringu, Seketi and Filon B prospects. Initial indications from these exploration core drilling programs indicate that further drilling is warranted.

Core holes were inclined at between minus 51 and 78 degrees and averaged 177 metres in depth with a maximum of 153.56 metres down the hole. Core recovery for these holes averaged 90% within the mineralized zones. It is estimated that the true widths of the mineralised zones are approximately 81% of the intersected widths in the holes. The mineralized sections are found within a series of quartz veins and stockworks hosted by quartz-sericite-chlorite schists.

A locality plan of the reported drill holes is annexed to this report after page 8 of this report.

Commenting on these drilling results at Namoya, Peter Cowley, President and C.E.O. of the Company, said: "During the second half of 2006, drilling was focused on upgrading the resource base and delineating the full strike extent of the main deposits of Mwendamboko, Kakula and Namoya Summit. Mineralization still remains open at depth at all these deposits. In addition, exploration on other prospects has produced encouraging drill results and will be followed up this year."

Results from the core holes are tabulated in the following table:

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
NDD047	9556505.25	561908.38	233	-78	100.50	117.74	17.24	3.09
					Includes:
					108.38	110.57	2.19	4.93
					129.60	133.30	3.70	2.01

NDD048	9556505.25	561908.38	180	-55	No significant intersection

NDD049	9557118.58	561607.82	270	-51	63.87	74.00	10.13	1.83
					77.38	84.76	7.38	3.78

NDD050	9557161.4	561582.28	270	-50	3.05	13.00	9.95	4.42
					37.57	39.86	2.29	0.86
					57.27	61.20	3.93	1.82

NDD051	9557237.58	561526.62	270	-50	22.14	23.67	1.53	5.31
					28.65	30.40	1.75	1.12
					38.45	39.40	0.95	3.69
					41.60	42.02	0.42	16.80
					57.40	59.10	1.70	5.75

NDD052	9557201.8	561546.18	270	-52	No significant intersection

NDD053	9557277.59	561504.56	270	-52	88.39	90.48	2.09	4.51

NDD054	9557116.86	561634.31	270	-54	84.24	85.43	1.19	2.77
					91.86	93.73	1.87	1.77
					100.51	107.47	6.96	1.47

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
NDD055	9557147.55	561611.87	270	-55	68.56	70.44	1.88	1.47
					78.74	80.53	1.79	25.73
					87.94	90.55	2.61	3.01

NDD056	9557198.6	561588.44	270	-53	No significant intersection

NDD057	9557236.9	561577.21	265	-52	6.76	7.79	1.03	2.81
					108.22	110.28	2.06	2.32
					114.38	116.29	1.91	30.64
					171.59	174.53	2.94	1.26

NDD058	9556953.33	561639.66	290	-51	21.43	26.16	4.73	1.00
					53.97	55.33	1.36	1.59
					97.70	102.14	4.44	15.85

NDD059	9556998.24	561656.61	270	-51	62.92	65.23	2.31	1.93
					98.90	101.18	2.28	0.96
					119.86	126.48	6.62	2.29

NDD060	9557500.84	560978.9	236	-52	No significant intersection

NDD061	9557708.58	560997.27	236	-63	100.28	103.40	3.12	1.08
					114.00	114.96	0.96	10.40
					160.52	163.08	2.56	1.55
					170.47	192.67	22.20	7.75
					Includes:
					182.30	191.42	9.12	16.14

NDD062	9557740.65	560983.79	236	-55	109.80	112.80	3.00	2.96
					125.80	131.53	5.73	7.81
					171.85	177.48	5.63	2.60

NDD063	9557888.37	560827.33	236	-55	123.90	130.70	6.80	1.98

NDD064	9558020.56	560648.34	236	-52	20.10	21.10	1.00	1.33
					82.52	85.83	3.31	8.60

NDD065	9557933.33	560758.22	236	-52	37.60	44.00	6.40	1.71
					60.00	61.04	1.04	1.56

NDD066	9557887.1	560419.46	225	-51	120.79	122.60	1.81	1.01
					129.34	139.73	10.39	6.63

NDD067	9557767.6	560557.93	225	-50	0.00	7.64	7.64	1.97
					28.30	30.64	2.34	0.96
					84.25	90.00	5.75	1.72

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
NDD068	9557034.69	561670.73	290	-57	76.58	80.16	3.58	2.09
					106.28	110.24	3.96	0.83
					117.24	119.00	1.76	3.47

NDD069	9556562.83	561918.62	233	-50	73.13	88.13	15.00	2.15
					91.25	93.20	1.95	1.01

NDD070	9556556.54	561978.59	233	-53	34.00	40.40	6.40	1.25
					93.50	94.56	1.06	5.77
					108.00	113.30	5.30	17.04
					158.42	160.20	1.78	13.61
					170.04	171.54	1.50	1.15
					185.04	186.58	1.54	3.84

NDD071	9556587.37	561885.72	233	-50	0.65	5.70	5.05	0.70
					46.16	51.40	5.24	2.35
					65.36	67.52	2.16	1.02
					112.30	117.48	5.18	2.17
					138.60	142.35	3.75	2.01

NDD072	9557827.23	560485.56	225	-50	60.68	62.50	1.82	3.03

NDD073	9557766.61	560158.68	360	-50	15.44	16.09	0.65	4.37
					39.83	41.55	1.72	1.34
					80.69	81.45	0.76	12.60
					100.36	101.36	1.00	2.33

NDD074	9557740.57	560234.32	360	-50	84.15	85.15	1.00	6.54

NDD075	9557682.87	561020.99	236	-53	79.32	82.10	2.78	0.71
					85.29	86.88	1.59	1.13
					133.00	134.51	1.51	13.96
					140.87	157.65	16.78	2.91
					Includes:
					150.00	151.00	1.00	25.10
					155.98	157.65	1.67	7.02

NDD076	9557733.11	561032.9	236	-60	148.23	149.10	0.87	1.42
					204.89	224.40	19.53	2.80
					Includes:
					213.68	216.87	3.19	6.44
					258.80	259.75	0.95	2.20

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
NDD077	9557084.21	560616.04	205	-50	23.18	24.18	1.00	2.29
					36.03	38.78	2.75	1.27
					47.46	60.74	13.28	1.54
					67.80	76.05	8.25	0.83
					84.05	87.05	3.00	0.83
					93.35	94.35	1.00	0.98
					129.75	136.68	6.93	5.65

NDD078	9557054.37	560677.32	205	-55	12.48	14.48	2.00	2.05
					35.73	39.60	3.87	0.99
					76.78	78.74	1.96	2.02

NDD079	9557794.16	560969.77	236	-56	2.3	9.33	7.03	0.76
					209.35	220.76	11.41	10.24
NDD080	9557795.64	560918.67	236	-56	75.30	77.21	1.91	1.26
					91.00	96.90	5.90	2.73
					147.12	152.58	5.46	3.05

NDD081	9557767.62	561011.51	236	-59	No significant intersection

NDD082	9557686.08	560670.24	225	-50	6.80	7.80	1.00	3.29
					14.25	22.85	8.60	1.09

NDD083	9557686.33	560670.37	225	-60	24.80	33.12	8.32	1.61
					44.28	52.78	8.50	1.33
					83.40	89.57	6.17	2.95
					95.00	96.00	1.00	1.01
					117.63	118.13	0.50	4.96
					123.50	125.50	2.00	1.63
					133.50	135.50	2.00	4.06

NDD084	9557917.28	560451.72	225	-50	128.05	130.00	1.95	0.71
					156.10	157.40	1.30	5.33
					159.40	160.82	1.42	1.44

NDD085	9557840.26	560424.06	225	-50	35.80	37.80	2.00	1.14
					65.53	71.46	5.93	1.89
					75.74	76.46	0.72	5.79
					91.12	93.59	2.47	0.90
					101.05	105.18	4.13	1.04
					117.00	118.00	1.00	2.63

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
NDD086	9557799.48	560587.74	225	-53	47.78	49.11	1.33	1.84
					104.82	105.82	1.00	2.01
					122.51	123.51	1.00	0.95
					139.70	140.70	1.00	3.35
					143.34	144.40	1.06	1.54
					161.00	163.78	2.78	6.86

NDD087	9557097.81	561324.11	180	-50	169.78	170.78	1.00	5.87

NDD088	9556611.18	561916.66	233	-53	59.19	62.13	2.94	18.79
					69.16	70.85	1.69	1.34
					74.00	74.63	0.63	3.59
					134.00	135.43	1.43	2.64

NDD089	9556425.61	562013.87	180	-55	No significant intersection

NDD090	9556410.62	561963.7	180	-58	10.16	10.72	0.56	3.09

NDD091	9556410.62	561963.7	180	-62	No significant intersection

NDD092	9556590.0	561946.2	233	-50	80.70	88.70	8.00	5.84
					96.00	104.60	8.60	1.27

NDD093	9556584.67	562013.23	233	-50	115.15	147.25	32.1	3.93
					Includes:
					140.35	147.25	6.90	10.66

NDD094	9557107.0	560580.07	205	-50	No significant intersection

NDD095	9557642.0	560756.1	56	-50	0.00	2.95	2.95	2.54
					194.00	195.38	1.38	2.56
					213.70	214.70	1.00	2.81

NDD096	9557640.7	560755.0	225	-60	0.00	8.27	8.27	0.95

NDD097	9557713.52	560646.18	225	-60	3.00	4.14	1.14	1.30
					51.00	55.29	4.29	0.92
					60.78	65.90	5.12	1.46
					70.90	74.80	3.90	1.85
					128.54	130.18	1.64	1.30
					142.73	147.26	4.53	5.54
					151.26	153.26	2.00	3.85

HOLE #	NORTHING	EASTING	AZIMUTH	INCL.	MINERALIZATION
					FROM	TO	WIDTH	Au
	(UTM)	(UTM)	(º)	(º)	(m)	(m)	(m)	(g/t)
NDD098	9557715.56	560697.61	225	-60	77.30	77.86	0.56	10.70
					85.00	87.47	2.47	2.09
					91.12	96.60	5.48	10.74
					102.86	114.00	11.14	1.99
					125.40	139.00	13.60	1.87
					141.50	159.06	17.56	3.51
Holes are uncut.

Other exploration activities, including soil sampling and trenching, have been extended to cover the rest of the Namoya property to delineate additional targets for drilling during 2007.

Drill cores for assaying were taken at a maximum of one metre intervals and were cut with a diamond saw with one-half of the core placed in sealed bags and sent to the Company's sample preparation facility in Bukavu, DRC. The core samples were then crushed down to minus 2 mm, split with half of the sample then being pulverized down to 75 microns. A portion of the pulverized sample was then shipped to the SGS Mwanza Laboratory (which is independent of the Company) in Tanzania where the samples were analysed for gold by fire assay using a 50 g. sample. As part of the Company’s QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. In addition, sample pulps with known grades from the SGS Mwanza Laboratory in Tanzania were also submitted to a second independent laboratory for quality control purposes.

Additional information with respect to the Namoya property is contained in the technical report of Michael B. Skead (who is the Company's Vice President of Exploration) dated March 30, 2006, and entitled "NI 43-101 Technical Report, Namoya Project, Maniema Province, Democratic Republic of the Congo." A copy of this report can be obtained from SEDAR at www.sedar.com.

Banro is a Canadian-based gold exploration company focused on the development of four major, wholly-owned gold projects along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the DRC. Led by a proven management team with extensive gold and African experience, Banro's strategy is to unlock shareholder value by increasing and developing its significant gold assets in a socially and environmentally responsible manner.

Qualified Person The exploration results disclosed by this report have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company's geological staff based in Bukavu, DRC, under the supervision of Michael B. Skead (Aus.I.M.M), the Company's Vice President of Exploration and a "qualified person" (as such term is defined in National Instrument 43-101).

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change referred to herein and this report are as follows:

Peter N. Cowley (President and Chief Executive Officer) - (44) 790-454-0856 (United Kingdom telephone number).

Item 9 Other Information

Cautionary Note to U.S. Investors: The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used by the Company, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 00132399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Forward-Looking Statements: This report contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results, potential mineralization and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this report are estimates and no assurances can be given that the indicated levels of gold will be produced), changes in world gold markets and equity markets, political developments in the DRC, changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Item 10 Date of Report

March 2, 2007

NAMOYA PROJECT
(Soil Geochemistry and Drill Hole Locations)

560000 mE
561000 mE
562000 mE
563000 mE
9558000 mN
9557000 mN
N
Muviringu
Mwendamboko
Kakula
Seketi
Namoya Summit
Filon "B"
LEGEND
Holes previously reported
Holes reported in this press release
>250 ppb Au in soil
> 100 ppb Au in soil
0
250
500
Metres

1